News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

26 January 2006

REED ELSEVIER 2005 FINAL DIVIDEND PAYMENT TIMETABLE

The payment timetable for Reed Elsevier 2005 final dividends will be as follows:

REED ELSEVIER PLC
	Reed Elsevier PLC	Reed Elsevier PLC ADRs
Ordinary shares
Proposal announced	16 February 2006	16 February 2006

Declaration (at AGM*)	18 April 2006	18 April 2006

Ex-dividend date	19 April 2006	19 April 2006

Record date	21 April 2006	21 April 2006

Payment date	12 May 2006	19 May 2006

REED ELSEVIER NV

	Reed Elsevier NV Ordinary shares	Reed Elsevier NV ADRs

Proposal announced	16 February 2006	16 February 2006

Declaration (at AGM*)	19 April 2006	19 April 2006

Ex-dividend date	24 April 2006	24 April 2006

Record date	21 April 2006	26 April 2006

Payment date	12 May 2006	19 May 2006

*The Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV will be held on Tuesday 18th April and Wednesday 19th April in London and Amsterdam respectively.